EXHIBIT 99.1	ASX ANNOUNCEMENT

(ASX: NVX)

15 September 2023

NOVONIX Achieves Key Milestones and Establishes Pathway to Profitable Anode Material Production in the U.S.

Highlights from recent production campaigns:

•
Demonstrated successful production with the Company’s Generation 3 Furnaces meeting design targets, including throughput, cost, and sustainability targets
•
Doubled production capacity target to up to 20,000 tpa for Tennessee facility
•
Expected capital and operating costs for future facilities projected to be lower than the Company’s initial estimates

BRISBANE, Australia, September 15, 2023 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, is pleased to provide an update on production from its proprietary, continuous induction Generation 3 Furnaces (“Furnaces”) at its Riverside, Tennessee facility. The Company previously reported its high-performance battery grade synthetic graphite met specification targets from its Furnaces.

Production campaigns have been ongoing to provide both operating data and economic insight on this breakthrough technology. In the most recent campaign, material was produced that met all specifications while also reaching the equipment design throughput targets. The Company will continue with production campaigns to collect more operational data and provide mass-production material for sampling to potential customers.

Two Generation 3 Furnace systems and milling equipment installed in NOVONIX’s Riverside facility

The achievement of these milestones highlights the potential of the Company’s continuous induction Furnace technology in meeting production targets at competitive cost while reaching our high-energy efficiency target with a near zero-emission process. The Company is updating the engineering for both the process equipment and Riverside facility with an increased production target of up to 20,000 tonnes per annum (tpa), compared to the initial target of 10,000 tpa. This updated throughput will support

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

KORE Power and other prospective customers with whom the Company is in discussions about product qualification, production timelines and potential supply agreements. The Company expects engineering work to confirm this full facility re-design to be completed in the first quarter of 2024 which will support the continued deployment of additional mass production equipment for the start of commercial production for KORE Power in late 2024.

“The results of our ongoing production campaigns clearly demonstrate NOVONIX’s path to profitable production through our first-in-the-world graphitization furnace technology,” said Dr. Chris Burns, CEO of NOVONIX. “Over several production campaigns, the Furnaces delivered in-spec product at a mass scale reaching our target design throughputs. The potential to expand the production output of Riverside to up to 20,000 tonnes per annum is an important opportunity for the Company’s near-term growth plans with significant demand and strong progress in customer development.”

One of the Company’s grades of synthetic graphite produced from the latest production campaigns, GX-23, was analyzed and met all target physical and electrochemical specifications. The below figure shows 130 hours of data from the most recent production campaign completed last week. The continuous output from a single Generation 3 Furnace, producing multiple tonnes of material, was confirmed to meet the target for the degree of graphitization for the product.

Product quality data from continuous production through Generation 3 Furnace production campaign

Process economics for synthetic graphite are defined by three drivers: raw input costs (primarily needle coke to be supplied through our strategic partner Phillips 66); energy costs from Tennessee Valley Authority (TVA); and operating costs, which include labor and depreciation among other items. Customers require different product specifications which influence the costs. These recent production campaigns demonstrate the Company’s ability to reach competitive cost targets. Currently the Company is targeting operating margins ranging from 23% to 28% based on estimated sales prices ranging from $7/kg to $10/kg depending on customer product specifications. The Company is continuing to work with government programs for financial support that may further improve NOVONIX’s cost structure such as

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

from the impact of the 45X Advanced Manufacturing Production Credit. The below figure shows the Company’s current estimates for production economics at Riverside.

Company estimates of production economics for Riverside

The Company is focused on the buildout of its Riverside facility to maximize its output and economic return and continues to work with the US Department of Energy on possible funding support for its current and future expansions through both grant and loan programs. The Company expects that these achievements will also lead to decreased capital costs for future facilities relative to the Company’s initial estimates. The timing of future site expansions such as those proposed for North America and Saudi Arabia is dependent on finalized Riverside engineering (expected in the first quarter of 2024), customer off-takes and securing of capital.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more about NOVONIX visit us on www.novonixgroup.com, LinkedIn, and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the technology results in industrial format lithium-ion cells, our ability to scale to other technologies, how discussions progress with potential customers, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA